UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 24, 2025

MID PENN BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	1-13677	25-1666413
(State or other jurisdiction of incorporation o)	(Commission File Number)	(I.R.S. Employer Identification No.)

2407 Park Drive Harrisburg, Pennsylvania	1.866.642.7736	17110
(Address of principal executive offices)	(Registrant’s telephone number, including area code)	(Zip Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b) )

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4( c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	MPB	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Mid Penn Bancorp, Inc., a Pennsylvania corporation (“Mid Penn”), issued a press release on September 24, 2025 announcing the execution of the Merger Agreement (as defined below). A copy of the press release is furnished as Exhibit 99.1 and incorporated herein by reference. Mid Penn also intends to provide supplemental information regarding the transactions disclosed under Item 8.01 of this Current Report on Form 8-K in connection with presentations to analysts and investors. The slides that will be made available in connection with the presentations are furnished as Exhibit 99.2 and are incorporated herein by reference.

The information contained in this Item 7.01, as well as Exhibits 99.1 and 99.2 referenced herein, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section, nor shall they be deemed incorporated by reference in any filing of Mid Penn under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings.

Item 8.01	Other Events.

On September 24, 2025, Mid Penn entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and between Mid Penn and 1st Colonial Bancorp, Inc., a Pennsylvania corporation (“1st Colonial”), pursuant to which, upon the terms and subject to the conditions set forth therein, (i) 1st Colonial will merge with and into Mid Penn (the “Merger”), with Mid Penn surviving the Merger and (ii) promptly following the Merger, 1st Colonial Community Bank, a New Jersey-chartered bank and wholly owned subsidiary of 1st Colonial, will merge with and into Mid Penn Bank, a Pennsylvania banking institution and wholly owned subsidiary of Mid Penn, with Mid Penn Bank continuing as the surviving bank.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release, dated September 24, 2025

99.2	Investor Presentation, dated September 24, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Mid Penn and 1st Colonial (the “Transaction”), the plans, objectives, expectations and intentions of Mid Penn and 1st Colonial, the expected timing of completion of the Transaction, and other statements that are not historical facts. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

Factors relating to the Transaction that could cause or contribute to actual results differing materially from those contained or implied in forward-looking statements or historical performance include, in addition to those factors identified elsewhere in this communication the occurrence of any event, change or other circumstances that could give rise to the right of Mid Penn or 1st Colonial to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against Mid Penn or 1st Colonial; the possibility that revenue or expense synergies or the other expected benefits of the Transaction may not fully materialize or may take longer to realize than expected, or may be more costly to achieve than anticipated, including as a result of the impact of, or problems arising from, the integration of the two companies, the strength of the economy and competitive factors in the areas where Mid Penn and 1st Colonial do business, or other unexpected factors or events; the possibility that the Transaction may not be completed when expected or at all because required regulatory, shareholder or other approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Mid Penn or 1st Colonial or the expected benefits of the Transaction); the risk that Mid Penn is unable to successfully and promptly implement its integration strategies; reputational risks and potential adverse reactions from or changes to the relationships with the companies’ customers, employees or other business partners, including resulting from the announcement or the completion of the Transaction; the dilution caused by Mid Penn’s issuance of common stock in connection with the Transaction; diversion of management’s attention and time from ongoing business operations and other opportunities on matters relating to the Transaction; and other factors that may affect the future results of Mid Penn and 1st Colonial, including continued pressures and uncertainties within the banking industry and Mid Penn’s and 1st Colonial’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which Mid Penn or 1st Colonial operate, and legislative, regulatory, and fiscal policy changes and related compliance costs.

These factors are not necessarily all of the factors that could cause Mid Penn’s or 1st Colonial’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Mid Penn’s or 1st Colonial’s results.

Further information regarding Mid Penn and factors that could affect the forward-looking statements contained herein can be found in Mid Penn’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and under the Investors link on Mid Penn’s website at www.midpennbank.com, and in other documents Mid Penn files with the SEC. Information on these websites is not part of this document.

All forward-looking statements attributable to Mid Penn or 1st Colonial, or persons acting on Mid Penn’s or 1st Colonial’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Mid Penn and 1st Colonial do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mid Penn or 1st Colonial update one or more forward-looking statements, no inference should be drawn that Mid Penn or 1st Colonial will make additional updates with respect to those or other forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, Mid Penn will file with the SEC a Registration Statement on Form S-4 to register the shares of Mid Penn common stock to be issued in connection with the Transaction that will include a proxy statement of 1st Colonial and a prospectus of Mid Penn (the “proxy statement/prospectus”), as well as other relevant documents concerning the Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of 1st Colonial seeking their approval of the Transaction and other related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF 1ST COLONIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC BY MID PENN IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO

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THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Transaction, Mid Penn and 1st Colonial, without charge, at the SEC’s website, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Mid Penn Bancorp, Inc., 2407 Park Drive, Harrisburg, Pennsylvania, 17110, attention: Investor Relations (telephone (717) 914-6577), or to 1st Colonial’s Investor Relations via email at IR@1stcolonial.com or by telephone to Mary Kay Shea, EVP and Chief Financial Officer at (856) 885-2391.

PARTICIPANTS IN THE SOLICITATION

Mid Penn, 1st Colonial and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of 1st Colonial in connection with the Transaction under the rules of the SEC. Information regarding Mid Penn’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Related Stockholder Matters” in Mid Penn’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025 (available here); in the sections entitled “Information Regarding Director Nominees and Continuing Directors,” “Beneficial Ownership of Mid Penn Bancorp, Inc.’s Stock Held By Principal Shareholders and Management,” “Governance of the Corporation” “Compensation Discussion and Analysis” and “Executive Compensation,” in Mid Penn’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2025 (available here); and other documents filed by Mid Penn with the SEC. To the extent holdings of Mid Penn common stock by the directors and executive officers of Mid Penn have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MID PENN BANCORP, INC. (Registrant)

By:	/s/ Rory G. Ritrievi
Rory G. Ritrievi President and Chief Executive Officer

Date: September 24, 2025

Exhibit 99.1

Mid Penn Bancorp, Inc. Announces Agreement to Acquire 1st Colonial Bancorp, Inc.

Harrisburg, PA and Mount Laurel, NJ, September 24, 2025 – Mid Penn Bancorp, Inc. (“Mid Penn”) (Nasdaq: MPB) and 1st Colonial Bancorp, Inc. (“1st Colonial”) (OTCPK: FCOB) jointly announced today that they have entered into a definitive agreement pursuant to which Mid Penn will acquire 1st Colonial in a cash and stock transaction valued at approximately $101 million. The merger agreement has been unanimously approved by the board of directors of each company. The transaction is expected to close late in the first quarter or early in the second quarter of 2026, subject to the satisfaction of customary closing conditions, including regulatory approvals and approval by 1st Colonial shareholders.

One 1st Colonial director to be nominated by the 1st Colonial board of directors in consultation with Mid Penn will join the Mid Penn board upon completion of the transaction. Concurrent with the entering into the merger agreement, 1st Colonial President and Chief Executive Officer, Robert B. White, entered into an employment agreement with Mid Penn Bank to become the Senior Executive Vice President, Greater Philadelphia Metro Area Market President and Senior Risk Advisor of Mid Penn Bank.

Founded in 2000 and headquartered in Mount Laurel, NJ, 1st Colonial operates three full-service branch locations and one loan production office in the greater Philadelphia metropolitan area. As of June 30, 2025, 1st Colonial had approximately $877 million in total assets, $743 million in total deposits and $640 million in total loans. The transaction continues Mid Penn’s strategic expansion into the greater Philadelphia metropolitan area. The combined company will have pro forma total assets of more than $7.2 billion, total deposits of approximately $6.2 billion and gross loans of more than $5.4 billion, based on financial data as of June 30, 2025. Pro forma for the transaction, Mid Penn will have more than 60 total branch locations with strong capital ratios and be well positioned to serve its commercial and retail customers throughout its footprint.

“We are excited to welcome 1st Colonial to Mid Penn, a strategic move to further expand our footprint into the greater Philadelphia metropolitan area, particularly southern New Jersey,” Mid Penn Chair, President and CEO Rory G. Ritrievi said. “This merger brings together two institutions with a deep understanding of our customers’ needs, a shared commitment to our communities, and a focus on shareholder return. The combined bank will continue the positive impact Mid Penn has made in the greater Philadelphia metropolitan area market, creating a more powerful, resilient, and dynamic financial institution that is better positioned to invest in local businesses, support nonprofits, and help individuals and families achieve their financial goals.”

Robert White, President and CEO of 1st Colonial, said, “We are thrilled to be joining forces with Mid Penn, a recognized regional banking leader. The strategic transaction will create tremendous opportunity for our Team Members, valued customers, and our dedicated shareholders. The combination will allow for an expansion of our product and service offering, as well as bring greater financial capacity for continued investment in our company and our communities.”

Under the terms of the merger agreement, 60% of 1st Colonial common shares will be converted into Mid Penn common stock while the remaining 40% will be exchanged for cash. 1st Colonial shareholders will have the option to elect to receive either 0.6945 of a share of Mid Penn common stock or $18.50 in cash for each common share of 1st Colonial they own, subject to proration to ensure that, in the aggregate, 60% of the transaction consideration will be paid in the form of Mid Penn common stock. This values the transaction at approximately $20.03 per 1st Colonial common share, based on Mid Penn’s closing stock price on September 23, 2025 and the 60% stock and 40% cash consideration mix. All options to purchase 1st Colonial common stock will be cashed out upon completion of the merger. In the quarter following the completion of the transaction, 1st Colonial shareholders are projected to receive a quarterly cash dividend equal to approximately $0.14 per 1st Colonial share of common stock exchanged for Mid Penn stock, based on Mid Penn’s current quarterly dividend of $0.20 per share of common stock. The transaction is intended to qualify as a reorganization for federal income tax purposes and, as a result, the receipt of Mid Penn common stock by shareholders of 1st Colonial is expected to be tax-free.

The merger is expected to be immediately accretive to Mid Penn’s estimated earnings per share and to have a positive long-term impact on Mid Penn’s key profitability and operating ratios. Following completion of the merger, 1st Colonial shareholders will own approximately 8% of Mid Penn’s outstanding shares of common stock.

Keefe, Bruyette & Woods, A Stifel Company is acting as exclusive financial advisor to Mid Penn and Holland & Knight LLP is acting as its legal advisor in the transaction. Stephens Inc. is acting as exclusive financial advisor to 1st Colonial and rendered a fairness opinion to 1st Colonial, and Stradley Ronon Stevens & Young, LLP is acting as its legal advisor in the transaction.

About Mid Penn Bancorp, Inc.

Mid Penn Bancorp, Inc. (NASDAQ: MPB), headquartered in Harrisburg, Pennsylvania, is the parent company of Mid Penn Bank, a full-service commercial bank. Mid Penn operates 59 retail locations throughout Pennsylvania and central and southern New Jersey, has total assets of approximately $6.4 billion, and offers a comprehensive portfolio of financial products and services to the communities it serves. To learn more, please visit www.midpennbank.com.

About 1st Colonial Bancorp, Inc.

1st Colonial Bancorp, Inc, is a Pennsylvania corporation headquartered in Mount Laurel, New Jersey, and the parent company of 1st Colonial Community Bank (the “Bank”). The Bank provides a range of business and consumer financial services, placing emphasis on customer service and access to decision makers. Headquartered in Collingswood, New Jersey, the Bank has branches in Westville, New Jersey and Limerick, Pennsylvania. The Bank also has administrative offices in Mount Laurel, New Jersey. To learn more, call (877) 785-8550 or visit www.1stcolonial.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Mid Penn and 1st Colonial (the “Transaction”), the plans, objectives, expectations and intentions of Mid Penn and 1st Colonial, the expected timing of completion of the Transaction, and other statements that are not historical facts. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

Factors relating to the Transaction that could cause or contribute to actual results differing materially from those contained or implied in forward-looking statements or historical performance include, in addition to those factors identified elsewhere in this press release the occurrence of any event, change or other circumstances that could give rise to the right of Mid Penn or 1st Colonial to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against Mid Penn or 1st Colonial; the possibility that revenue or expense synergies or the other expected benefits of the Transaction may not fully materialize or may take longer to realize than expected, or may be more costly to achieve than anticipated, including as a result of the impact of, or problems arising from, the integration of the two companies, the strength of the economy and competitive factors in the areas where Mid Penn and 1st Colonial do business, or other unexpected factors or events; the possibility that the Transaction may not be completed when expected or at all because required regulatory, shareholder or other approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Mid Penn or 1st Colonial or the expected benefits of the Transaction); the risk that Mid Penn is unable to successfully and promptly implement its integration strategies; reputational risks and potential adverse reactions from or changes to the relationships with the companies’ customers, employees or other business partners, including resulting from the announcement or the completion of the Transaction; the dilution caused by Mid Penn’s issuance of common stock in connection with the Transaction; diversion of management’s attention and time from ongoing business operations and other opportunities on matters relating to the Transaction; and other factors that may affect the future results of Mid Penn and 1st Colonial, including continued pressures and uncertainties within the banking industry and Mid Penn’s and 1st Colonial’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which Mid Penn or 1st Colonial operate, and legislative, regulatory, and fiscal policy changes and related compliance costs.

These factors are not necessarily all of the factors that could cause Mid Penn’s or 1st Colonial’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Mid Penn’s or 1st Colonial’s results.

Further information regarding Mid Penn and factors that could affect the forward-looking statements contained herein can be found in Mid Penn’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and under the Investors link on Mid Penn’s website at www.midpennbank.com, and in other documents Mid Penn files with the SEC. Information on these websites is not part of this document. All forward-looking statements attributable to Mid Penn or 1st Colonial, or persons acting on Mid Penn’s or 1st Colonial’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Mid Penn and 1st Colonial do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mid Penn or 1st Colonial update one or more forward-looking statements, no inference should be drawn that Mid Penn or 1st Colonial will make additional updates with respect to those or other forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, Mid Penn will file with the SEC a Registration Statement on Form S-4 to register the shares of Mid Penn common stock to be issued in connection with the Transaction that will include a proxy statement of 1st Colonial and a prospectus of Mid Penn (the “proxy statement/prospectus”), as well as other relevant documents concerning the Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of 1st Colonial seeking their approval of the Transaction and other related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF 1ST COLONIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC BY MID PENN IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Transaction, Mid Penn and 1st Colonial, without charge, at the SEC’s website, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Mid Penn Bancorp, Inc., 2407 Park Drive, Harrisburg, Pennsylvania, 17110, attention: Investor Relations (telephone (717) 914-6577), or to 1st Colonial’s Investor Relations via email at IR@1stcolonial.com or by telephone to Mary Kay Shea, EVP and Chief Financial Officer at (856) 885-2391.

PARTICIPANTS IN THE SOLICITATION

Mid Penn, 1st Colonial and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of 1st Colonial in connection with the Transaction under the rules of the SEC. Information regarding Mid Penn’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Related Stockholder Matters” in Mid Penn’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000879635/000087963525000030/mpb-20241231.htm); in the sections entitled “Information Regarding Director Nominees and Continuing Directors,” “Beneficial Ownership of Mid Penn Bancorp, Inc.’s Stock Held By Principal Shareholders and Management,” “Governance of the Corporation” “Compensation Discussion and Analysis” and “Executive Compensation,” in Mid Penn’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000879635/000119312525067010/d896960ddef14a.htm); and other documents filed by Mid Penn with the SEC. To the extent holdings of Mid Penn common stock by the directors and executive officers of Mid Penn have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.

09 September 24, 2025 Acquisition of 1st Colonial Bancorp, Inc. Exhibit 99.2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Mid Penn Bancorp, Inc. (“Mid Penn”) and 1st Colonial Bancorp, Inc. (“1st Colonial”) (the “Transaction”), the plans, objectives, expectations and intentions of Mid Penn and 1st Colonial, the expected timing of completion of the Transaction, and other statements that are not historical facts. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Factors relating to the Transaction that could cause or contribute to actual results differing materially from those contained or implied in forward-looking statements or historical performance include, in addition to those factors identified elsewhere in this presentation the occurrence of any event, change or other circumstances that could give rise to the right of Mid Penn or 1st Colonial to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against Mid Penn or 1st Colonial; the possibility that revenue or expense synergies or the other expected benefits of the Transaction may not fully materialize or may take longer to realize than expected, or may be more costly to achieve than anticipated, including as a result of the impact of, or problems arising from, the integration of the two companies, the strength of the economy and competitive factors in the areas where Mid Penn and 1st Colonial do business, or other unexpected factors or events; the possibility that the Transaction may not be completed when expected or at all because required regulatory, shareholder or other approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Mid Penn or 1st Colonial or the expected benefits of the Transaction); the risk that Mid Penn is unable to successfully and promptly implement its integration strategies; reputational risks and potential adverse reactions from or changes to the relationships with the companies’ customers, employees or other business partners, including resulting from the announcement or the completion of the Transaction; the dilution caused by Mid Penn’s issuance of common stock in connection with the Transaction; diversion of management’s attention and time from ongoing business operations and other opportunities on matters relating to the Transaction; and other factors that may affect the future results of Mid Penn and 1st Colonial, including continued pressures and uncertainties within the banking industry and Mid Penn’s and 1st Colonial’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which Mid Penn or 1st Colonial operate, and legislative, regulatory, and fiscal policy changes and related compliance costs. These factors are not necessarily all of the factors that could cause Mid Penn’s or 1st Colonial’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Mid Penn’s or 1st Colonial’s results. Further information regarding Mid Penn and factors that could affect the forward-looking statements contained herein can be found in Mid Penn’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and under the Investors link on Mid Penn’s website at www.midpennbank.com, and in other documents Mid Penn files with the SEC. Information on these websites is not part of this document. All forward-looking statements attributable to Mid Penn or 1st Colonial, or persons acting on Mid Penn’s or 1st Colonial’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Mid Penn and 1st Colonial do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mid Penn or 1st Colonial update one or more forward-looking statements, no inference should be drawn that Mid Penn or 1st Colonial will make additional updates with respect to those or other forward-looking statements. Disclaimer

ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the Transaction, Mid Penn will file with the SEC a Registration Statement on Form S-4 to register the shares of Mid Penn common stock to be issued in connection with the Transaction that will include a proxy statement of 1st Colonial and a prospectus of Mid Penn (the “proxy statement/prospectus”), as well as other relevant documents concerning the Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of 1st Colonial seeking their approval of the Transaction and other related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF 1ST COLONIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC BY MID PENN IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Transaction, Mid Penn and 1st Colonial, without charge, at the SEC’s website, http://www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Mid Penn Bancorp, Inc., 2407 Park Drive, Harrisburg, Pennsylvania, 17110, attention: Investor Relations (telephone (717) 914-6577), or to 1st Colonial's Investor Relations via email at IR@1stcolonial.com or by telephone to Mary Kay Shea, EVP and Chief Financial Officer at (856) 885-2391. PARTICIPANTS IN THE SOLICITATION Mid Penn, 1st Colonial and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of 1st Colonial in connection with the Transaction under the rules of the SEC. Information regarding Mid Penn’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Related Stockholder Matters” in Mid Penn’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000879635/000087963525000030/mpb-20241231.htm; in the sections entitled “Information Regarding Director Nominees and Continuing Directors,” “Beneficial Ownership of Mid Penn Bancorp, Inc.’s Stock Held By Principal Shareholders and Management,” “Governance of the Corporation” “Compensation Discussion and Analysis” and “Executive Compensation,” in Mid Penn’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000879635/000119312525067010/d896960ddef14a.htm); and other documents filed by Mid Penn with the SEC. To the extent holdings of Mid Penn common stock by the directors and executive officers of Mid Penn have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph. Disclaimer

1st Colonial Bancorp, Inc. Transaction Rationale Use bottom bar for sizing 12.12 Attractive transaction impacts(1): ~14% EPS Accretion, ~6% TBV Dilution and ~24% IRR Adds strong community relationships, stable low-cost core deposits and high-quality local commercial and residential loans Scalable municipal operating account deposit business line provides significant opportunity with our larger balance sheet Strengthens our footprint in the densely populated Philadelphia market (1) EPS accretion reflects full year 2027 estimated earnings accretion. IRR calculation assumes a 10.0x terminal P/E multiple and 8.5% minimum TCE / TA. Robert White to join our senior executive team as a continuation of 1st Colonial’s strong risk management culture, reducing execution and integration risk Builds on our proven track record of successful acquisitions and continues our transformation into a leading regional bank

Overview of 1st Colonial Bancorp, Inc. (OTCPK: FCOB) Source: S&P Global Market Intelligence and company filings Includes MPB branches in Southeast PA and Central NJ; Southeast PA includes the counties of Bucks, Philadelphia, Berks, Montgomery, Lehigh, and Chester, PA; Central NJ includes the counties of Camden, Mercer, Burlington, Middlesex and Monmouth, NJ; Excludes one administrative office located at 10 Canal St. in Bucks County, PA. Combined Southeastern PA + Central/Southern NJ Franchise MPB (21)(1) FCOB (3) FCOB LPO (1) Founded in 2000 and headquartered in Mount Laurel, NJ Consistently strong asset quality and profitability metrics Scalable, relationship-based municipal deposit business line Residential mortgage business positioned for strong contributions as the rate environment improves Key Highlights as of 6/30/2025 129% CRE / TRBC 0.93% YTD ROAA 0.52% NPAs / Assets $877M Total Assets $743M Total Deposits $639M Gross Loans Branch count be SE PA & central NJ (21) – FN what the 21 is

Low-Cost Deposit Base Positioned in Attractive Markets Source: S&P Global Market Intelligence; FDIC. Note: FDIC deposit data as of 6/30/2025. (1) Data per company-provided deposit tape as of 6/30/2025. (2) Beta period over 2021Q1-2025Q2. (3) Data per call report maturity/repricing schedule as of 6/30/2025. (4) FCOB median HHI weighted by county population. (5) FCOB deposits per branch calculated using deposits as reported in 6/30/2025 GAAP filings and excludes FCOB’s Loan Production Office from branch count. (6) Top 5 NJ banks made up of Bank of America, TD Bank, PNC, Wells Fargo, and JPMorgan; Top 5 PA banks made up of PNC, Wells Fargo, Citizens Financial, Bank of New York Mellon, and Bank of America; The calculation of deposits per branch excludes branches from banks whose only presence in NJ or PA respectively are through $0 deposit branches. (7) Peers include public and private banks headquartered in New Jersey or the NYC/Philadelphia MSAs with total assets between $300 million and $3 billion as of 6/30/2025; Excludes mutual holding companies, merger targets, and banks with unavailable data; Peer cost of deposit data per bank level regulatory filings for the quarter ended 6/30/2025. Deposits / Branch ($M) Efficient Branch Network All PA Banks Outside The Top 5(6) FCOB Peer Average(7) All NJ Banks Outside The Top 5(6) (5) Deposit Base Characteristics (4) 2025 Median Household Income ($) MRQ Cost of Deposits (%) 8.1 Yrs Weighted Average Account Age at FCOB 46% Interest Bearing Deposit Beta 98%+ Time Deposits (%) Repricing in Next 12 Months (1) (3) (2)

Pro Forma Loan & Deposit Composition Source: S&P Global Market Intelligence. Note: Totals may not sum due to rounding; MPB Loan and deposit data based upon 6/30/2025 GAAP filings; FCOB Loan and deposit data based upon 6/30/2025 bank regulatory filings; FCOB MRQ yield on loans and cost of deposits per 6/30/2025 earnings release. Loan Composition Deposit Composition 2025Q2 Yield: 5.91% 2025Q2 Yield: 5.81% 2025Q2 Yield: 5.90% 2025Q2 Cost: 2.41% 2025Q2 Cost: 2.21% 2025Q2 Cost: 2.38% Break the MMDA section into same NOW & MM/Savings categories Should be ~50/16 split based on call report See marked doc $4.8B $0.6B $5.5B $5.4B $0.7B $6.2B

Transaction Terms & Financial Impact Based on MPB’s closing share price of $30.31 as of 9/23/2025 Use bottom bar for sizing 12.12 Transaction Structure & Terms Management & Board of Directors Representation Timing and Approvals Mid Penn will acquire 100% of 1st Colonial’s outstanding common stock FCOB shareholders may elect a fixed exchange ratio of 0.6945 shares of MPB common stock or $18.50 per share of cash Subject to 60% of FCOB shares being exchanged for MPB stock and 40% of FCOB shares being exchanged for cash consideration Outstanding FCOB options to be cashed out Pro forma ownership: Approximately 92% MPB and 8% FCOB Robert White, current FCOB CEO & President, will join Mid Penn’s Senior Executive Team One director from FCOB will be appointed to Mid Penn’s board Significant retention of FCOB business development team expected FCOB shareholder approval Customary regulatory approvals Anticipated closing in late Q1 / early Q2 2026 Transaction Value and Multiples(1) Implied value per share of $20.03 Aggregate transaction value of $101 million Price / tangible book value per share of 1.16x Price / LTM earnings per share of 11.6x

Key Transaction Assumptions Use bottom bar for sizing 12.12 Fully phased-in cost savings equal to 40% of FCOB’s noninterest expense base, phased in 80% in 2026 One-Time Charges: ~$12 million pre-tax / ~$9.6 million after-tax (fully reflected in pro forma TBV per share) Gross credit mark of $7.9 million or 1.25% of loans held for investment $3.9 million (50%) allocated to purchase credit deteriorated loans (PCD) $3.9 million (50%) allocated to Non-PCD loans (accreted into earnings over 7 years, SYD method) Day-two estimated CECL reserve of $3.9 million (Double Count) After-tax AOCI of approximately $2.2 million accreted into earnings over 3 years, straight line method Loan interest rate write-down of $28.3 million pre-tax, or 4.5% of loans held for investment, accreted into earnings over 7 years, SYD method Time deposit write-down of $0.2 million pre-tax or 0.1% of time deposits amortized over 2 years, SYD method Core deposit intangible of $14.3 million, or 2.5% of non-time deposits, amortized over 10 years utilizing SYD methodology Consensus estimates used for MPB through 2026 FCOB earnings per MPB management assumptions: 2025 net income of ~$8.0 million and 2026 net income of ~$8.5 million Standalone Forecasts Other Fair Value Marks Cost Savings and Merger Costs Credit Mark

Highly Attractive Transaction Economics Source: Company Documents; S&P Global Market Intelligence. (1) IRR calculation assumes a 10.0x terminal P/E multiple and 8.5% minimum TCE / TA. (2) Crossover method. (3) Static method calculation. Represents the per share amount of TBV per share dilution excluding CECL, rate marks and CDI divided by earnings per share accretion excluding CECL Day-2 accretion, core deposit intangible amortization and interest rate mark accretion. Use bottom bar for sizing 12.12 ~(6%) TBV per share Dilution at Close 1.29% 2027E ROAA 24% Internal Rate of Return (IRR)(1) 11.7% CET1 Ratio Pro Forma Financial Impacts ~3.4 Yrs TBV per share Earnback (2) 13.4% 2027E ROATCE Excluding CECL Double Count 9.4% TCE Ratio 13.0% Total Capital Ratio ~10% 2026 EPS Accretion ~14% 2027 EPS Accretion ~(6%) TBV per share Dilution at Close 1.28% 2027E ROAA 24% Internal Rate of Return (IRR)(1) 11.8% CET1 Ratio ~3.3 Yrs TBV per share Earnback (2) 13.3% 2027E ROATCE 9.5% TCE Ratio 13.0% Total Capital Ratio ~9% 2026 EPS Accretion ~13% 2027 EPS Accretion ~(2%) TBV per share Dilution at Close ~2.4 Yrs TBV per share Earnback (3) ~8% 2027 EPS Accretion Ex. CECL, Rate Marks & CDI

Thorough Diligence Effort Utilizing MPB’s Extensive M&A Track Record Source: S&P Global Market Intelligence. Note: Transaction data as of deal announce date. ‘26 ‘14 ‘15 ‘16 ‘17 ‘18 ‘19 ‘20 ‘21 ‘22 ‘23 ‘24 ‘25 8/27/2014 Assets: $141M 1/16/2018 Assets: $612M 3/9/2017 Assets: $263M 12/20/2022 Assets: $382M 6/30/2021 Assets: $1,215M 11/1/2024 Assets: $812M September 2025 Assets: $877M Strong track record developed by successfully integrating 6 bank deals, with cumulative assets acquired of ~$3.5B Utilized MPB’s historical M&A experience and diligence team consisting of over 20 team members Mutual due diligence meetings conducted across all functional areas of the business Comprehensive Loan Review Analysis Engaged third party advisors to assist in loan review and fair value work Reviewed approximately 50% of FCOB’s total loan portfolio Detailed commercial and residential credit file review, including review of residential files for compliance purposes Interest rate mark analysis performed on entire portfolio with granular discounting by specific collateral class and leveraging market data from our recently closed William Penn transaction Diligence Focus Areas: Consumer & Commercial Banking Finance, Tax & Accounting Retail Locations & Facilities Risk Management & Regulatory Compliance IT & Operations Credit & CECL

Source: S&P Global Market Intelligence, FDIC. Note FDIC deposit data as of 6/30/2025. Note: Transaction data as of deal announcement date. (1) More than 50% of assets acquired from First Priority were outside Southeast Pennsylvania and Central New Jersey. (2) Includes impact of cost savings and merger related adjustments. (3) Southeast Pennsylvania growth markets include those in the Philadelphia, Lancaster and Reading MSAs. MPB Demonstrated Success In Growth Markets $ in millions Southeast PA Growth Markets Progression 34% CAGR MPB’s M&A Expansion into Southeastern Pennsylvania and New Jersey MPB First Priority Brunswick William Penn Low Risk Continuation of Southeast PA and NJ Expansion Strategy 1st Colonial MPB Combined Deposit Franchise (2) (2) (2) $6.2B (3) FN that more than 50% of assets were not in SE PA or central NJ for First priority (1)

Source: S&P Global Market Intelligence, FDIC. Note: Asset data as of 6/30/2025; FDIC bank and thrift deposit data as of 6/30/2025; Business data per S&P Global NAICS Business Listing Summary (1) Last reported assets between $1-$20 billion and with deposits in the Philadelphia MSA since 2014; Last available deposits for acquired institutions per FDIC; Excludes mutuals and specialty single branch entities. (2) Defined as the Philadelphia MSA excluding Gloucester, Camden, and Burlington counties. (3) Central New Jersey defined as Monmouth, Mercer, Middlesex, Hunterdon and Somerset counties. (4) South New Jersey defined as Burlington, Gloucester, Ocean and Camden counties. (5) Pro forma assets and deposits calculated excluding purchase accounting adjustments. 10 Year Lookback: Top Community Banks in the Philadelphia MSA(1) >9M Population 1.25M Businesses >$730B in Total Market Deposits There is a need for a strong $5-$10 billion community focused bank following the Philadelphia market consolidation over the last decade (5) Sizable Market Opportunity Broader Philadelphia(2) $548B Deposits ~710K Businesses 4.9M Population Central NJ(3) $125B Deposits ~325K Businesses 2.4M Population South NJ(4) $61B Deposits ~220K Businesses 2.0M Population Significant Growth Opportunity Exists in Southeast PA and Central NJ

Continues MPB’s Transformation into a Leading Regional Bank Source: S&P Global Market Intelligence; FactSet. Note: Market data as of 9/23/2025. (1) Estimated for full year 2027 Use bottom bar for sizing 12.12 Best-in-Class Shareholder Value Creation Transformation of MPB into a Leading Regional Bank Total Shareholder Return Since 2014 Year-End Total Assets ($B) ROAA (%) Market Cap ($M) (1) 6/30/2025

Appendix

Source: S&P Global Market Intelligence, Company Documents. Note: Financial information as of or for the quarter ended June 30, 2025. (1) Annualized financial metric. (2) Non-GAAP financial metric. Please see pages 18 and 19 for GAAP to non-GAAP reconciliation. (3) Excludes HFS loans. (4) Inclusive of overallotment option. (5) 12 Branches added as of 4/30/2025 for a total of 59 MPB branches, as a result of the acquisition of William Penn Bancorporation. Assets Gross Loans Deposits $6.4 B $4.8 B $5.4 B Holding Company for Mid Penn Bank 2Q25 Financial Highlights Net Income Core Net Income(2) $4.8m | $0.22/share $15.2m | $0.70/share NPAs / Assets 0.44% MRQ NCOs / Avg. Loans(1) 0.07% TCE / TA(2) 10.1% MRQ NIM(1) 3.44% Loans / Deposits(3) 88.7% Banking subsidiary: Mid Penn Bank (est. 1868), state chartered non-member bank and trust company, headquartered in Millersburg, PA A PA-based commercial bank operating strategically throughout Pennsylvania and central and southern New Jersey Dedicated to providing comprehensive banking and trust services Highly active over the prior year. Key strategic initiatives include: Closed acquisition of south-central Pennsylvania based insurance agency, Charis Insurance Group, Inc., in May 2025 for a purchase price of $4.0 million Closed acquisition of William Penn Bancorporation in April 2025 for a purchase price of $120.0 million $80.6 million(4) common equity raise completed in November 2024 2,731,250 common shares issued at $29.50 per share Highlights MPB (59)(5) Branch Footprint 0 75 143 GAAP ROAA(1) 0.32% Core ROAA(1)(2) 1.00% ROATCE(1)(2) 4.05% Core ROATCE(1)(2) 11.86% Mid Penn Bancorp, Inc. Overview at June 30, 2025

Demonstrated Track Record of Organic and Acquisitive Growth Note: Assumes historical assets acquired are equal to the total assets as last reported by target company prior to transaction close (excludes any purchase accounting adjustments) +$0.1 +$0.8 +$0.9 +$0.4 +$1.2 +$0.6 +$0.3 22% Total Asset CAGR 13% Organic Asset CAGR Dollars shown in billions MPB Asset Growth Since 2014 Organic Assets Cumulative Acquired Assets

Non-GAAP Reconciliation Source: S&P Global Market Intelligence, Company Filings.

Non-GAAP Reconciliation Source: S&P Global Market Intelligence, Company Filings. ($000s)

Pro Forma Tangible Book Value Dilution and Goodwill Reconciliation Note: Estimated financial impact is presented for illustrative purposes only. Pro Forma data is subject to various assumptions and uncertainties. See disclaimer "Combined Franchise Forward-Looking Data.” Use bottom bar for sizing 12.12 Tangible Book Value Dilution Reconciliation Goodwill Reconciliation $ in millions, except per share